

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 3, 2015

Alex C. Hui
Chief Executive Officer
Pericom Semiconductor Corporation
1545 Barber Lane
Milpitas, California 95035

>   **Re: Pericom Semiconductor Corporation**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed October 30, 2015**
>   **File No. 000-27026**

Dear Mr. Hui:

Please tell us how the Company has complied with Exchange Act Rule 14a-13(a)(3) with respect to the solicitation described in the referenced proxy statement. Include in your response the date that the Company conducted the inquiry required by Rule 14a-13(a)(1). It is our understanding that the Company may have conducted such inquiry on September 8, 2015 notwithstanding a record date of September 22, 2015.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

>   Sincerely,
>
>   /s/ Perry J. Hindin
>
>   Perry J. Hindin
>   Special Counsel
>   Office of Mergers & Acquisitions

cc: Tad J. Freese, Esq.